SEC FILE NUMBER 33-16820-D
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Arête Industries, Inc.

Full Name of Registrant

Former Name if Applicable

7260 Osceola Street

Address of Principal Executive Office (Street and Number)

Westminster, Colorado 80030

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the period ended December 31, 2014, within the prescribed time period because the Registrant has not been able to obtain and assimilate all information required to complete its accounting and audit for the year. Accordingly, the Registrant has not been able to complete its financial statements and other required disclosure to its Annual Report on Form 10-K and, likewise, the Registrant’s independent accountants have been unable to complete their audit of the Registrant’s financial statements for the year ended December 31, 2014.

This Notification of Late Filing on Form 12b-25 includes certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. For forward-looking statements herein, the Registrant claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and other protections under the Federal securities laws. The Registrant assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald W. Prosser	303	427-8688
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Registrant expects to report revenues for the year ended December 31, 2014 in the range of $2,450,000. Its revenues for the year ended December 31, 2013 were $2,574,102. The Registrant’s net income for the year ended December 31, 2013, was $420,302. The Registrant expects to report net income of $200,000 for the year ended December 31, 2014. The primary reasons for the significant change relates to costs to produce oil and gas year over year and reduction of oil and gas prices.

Arête Industries, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2015	By	/s/ Donald W. Prosser
Donald W. Prosser
Chief Financial Officer and Director